Daleco Resources Corporation

April 22, 2008

VIA FAX: 202.772.9369

Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE: Comments dated April 9, 2008
Form 10-KSB – 9/30/07 and Form 10-QSB – 12/31/07
File No. 000-12214

Dear Ms. Davis

We are in receipt of the above referenced SEC comment letter. Since we have a limited staff and since we are currently preparing to file our Form 10-QSB for the quarter ended March 31, 2008, we are not able to comply with the requested ten day response time requested your letter. However, we should be able to provide our response shortly after our quarterly filing is complete and therefore request that time to comply be extended to May 22, 2008.

For your information, we intend to change/add/etc. certain information in the current Form 10-QSB based on the Comments provided.

Sincerely,

Gary J. Novinskie

Gary J. Novinskie
Interim Chief Executive Officer
and President

cc: Mark A. Wojciechowski, SEC - Staff Accountant
George K. Schuler, SEC - Mining Engineer
Richard W. Balckstone, Controller
C.Warren Trainor, E.V. & T.

*17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818*